

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Shoshana Shendelman
President and Chief Executive Officer
Applied Therapeutics Inc.
545 Fifth Avenue, Suite 1400
New York, NY 10017

  Re: Applied Therapeutics Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2022
    Filed March 23, 2023
    File number 001-38898

Dear Shoshana Shendelman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences